EXHIBIT 99.1

FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho Vice President, Corporate Development Ph: 011-852-2170-0001 betty@ljintl.com	Haris Tajyar Managing Partner Ph: 818-382-9702 htajyar@irintl.com

FOR IMMEDIATE RELEASE
JUNE 2, 2004

LJ INTERNATIONAL INC. CHAIRMAN AND CEO PROVIDES INSIGHT

ON POSITIVE PERFORMANCE AND FUTURE GROWTH

IN SPECIAL LETTER TO SHAREHOLDERS

Company Expects Expansion Strategy in China and Sales to TV Shopping Channels
to Boost Revenues and Earnings Growth

HONG KONG and LOS ANGELES, CA – June 2, 2004 – LJ International Inc. (NASDAQ/NM: JADE), one of the fastest-growing fine jewelry companies in the world, today announced that it has issued a Special Letter to Shareholders in an effort to update existing LJI investors on the current status of the Company, and more importantly, management’s perspective on the Company’s future growth outlook. The text from the letter follows:

Dear Shareholder,

Once again, I have the pleasure of providing you with an update on the performance and prospects of LJ International, Inc. (Nasdaq: JADE). This is my way not only of keeping you informed about the Company but thanking you as well. LJI puts enormous value on your investment. Not only that, but we make it our highest priority to make that investment pay off in rising share values. And on that score I would like to start off with some very positive news about our recent performance.

As those of you who have invested with us for some time and have been following our stock closely know, the past year has been richly rewarding for patient LJI investors. As I write this (early in May 2004), the share price has risen 173% (or 2.7 times) in the past 12

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months (from the end of 2002 to the end of 2003, it nearly tripled, with an increase of 182%). The latest results include the effect of the sharp slump in China-based stocks during April 2004, touched off by the Chinese government’s moves to cool down the nation’s economic growth. Even after that downturn, LJI has been a very profitable investment.

Results Exceed Expectations

Why? The answer is that LJI has been delivering superior financial performance – by which I mean results that have exceeded both internal and market expectations. The year 2003 was notable for consistent out-performance of our sales projections, even after these had been raised more than once. Last October, we hiked our full-year revenue guidance from $50 million to $53 million. The next month, we raised it to $54.4 million. In February of this year, we raised it once again, to between $56.2 million and $57.2 million. Full-year revenue came in well over that range, hitting $58.2 million – 26% above the 2002 total – with net income of $1.8 million, or 19 cents per fully diluted share.

That sales surge has continued in the first quarter of this year. We recently reported sales for the quarter of $14.5 million, up 30% from the first quarter of 2003 and at the top range of our earlier guidance.

What those sales figures show is that LJI can once again be considered a growth company, by design as well as by its track record. The 26% revenue increase in 2003 and the 30% year-over-year rise in the first quarter of 2004 positioned the Company at a growth rate close to the pace it achieved in its early years as a Nasdaq-listed company a decade ago. Not every quarter or every year may show such robust expansion, but the refocusing of LJI in the early 2000s has clearly produced the results we were seeking.

Company Diversifies in Products, Channels

What’s different from those earlier boom years is that LJI is more broadly diversified in both its product lines and distribution channels. Where once we depended heavily on sales to one home shopping network in the U.S., we now sell to the three largest, along with two-thirds of the 40 largest retail jewelry chains, major department and discount stores, kiosks for online sales and a wide range of outlets in Europe, Australia and Asia. Our product line has expanded from medium-priced semi-precious stones to a full range of fine jewelry, including gold, pearls, diamonds and precious stones set in yellow gold, white gold, platinum and sterling silver. We incorporate all the main categories sought by large retailers, including earrings, necklaces, pendants, rings and bracelets. In other words, we are much better able to reach more customers in more locations, and to meet their needs as fashions and economic conditions change.

The EPS of $0.19 in 2003 was also a significant sign of our successful growth strategy as it represented a swing of $1.03 per share from the loss of ($0.84) per diluted share in

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2002 (a ($0.17) loss before write-downs of inventory). In the first quarter we recorded our seventh straight quarter in the black, with earnings per fully diluted share of $0.04 (same as a year earlier) and a 32% year-over-year increase in operating income (the flat EPS comparison was due mainly to a larger number of share outstanding and dilutive share potential, plus non-operating factors such as higher interest costs). We are expecting sales growth will be directly going to the bottom line and increase EPS in the coming years. LJI has been maintaining a strong balance sheet. At the end of the first quarter of 2003, we had cash and cash equivalents of approximately $11.9 million (with unrestricted cash of $5.3 million) and just $73,000 in long-term debt.

China Expansion to Boost 2004 Financial Results

We accomplished this sharp improvement over the past several quarters by introducing new product lines, signing up new customers and increasing our order flow from new customers. We will continue to do so in 2004, but this year we also expect to start seeing the impact of our entry into China’s retail jewelry market. During 2003 we were mostly laying the groundwork for a major push into that market. This year, the financial results of that work should become clear.

For the past several months, we have been moving to open new sales channels and introduce our products to the Chinese consumer. In January, we announced the opening of our first showroom in Hong Kong’s jewelry district and more recently announced that this showroom has realized initially monthly revenues of $50,000, and this without any major advertising. In January we also announced that we received the approval of the Chinese government to expand our product lines into China. This event was probably the most important single step so far in the execution of our expansion plans. We are also proceeding with plans to market our Lorenzo line of upscale jewelry through franchises and e-Motion Gallery online-sales kiosks throughout China. China’s jewelry market is estimated at $12 billion a year and (like the country as a whole) is growing fast, at a double digit rate, than more mature markets in the U.S. and Europe.

Partnering With Major Chinese Retailers

More recently, in May, we announced two new major marketing initiatives in China. One is a memorandum of understanding to market and sell our jewelry through a joint venture with China Commerce Group a leading China-based operator of several retail outlets including the upscale ''China Friendship Shops,’’ Hualian Department Stores and Juntai Department stores, among others. The other is a new strategic vendor partnership under which are now selling jewelry featuring colored stones through the global retailer Carrefour. Carrefour is the second largest retailer in the world and the operator of 35 giant ''hypermarkets’’ in China. Under our new agreement, we began selling our jewelry products in February at the Carrefour hypermarket in Shanghai. We are now one of two exclusive jewelry suppliers to that retail chain in China.

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We have also made a major move this year into Australia. In January we announced that we had received initial orders from that nation’s largest home shopping network. And let’s not forget our largest market, North America. In March of this year, we announced that we had received a $1.3 million order for colored-stone jewelry from one of the largest warehouse club chains in the U.S.

Chinese Growth Outlook Remains Strong

As I’m sure you know, China made news recently in the investment community when its leadership warned that the nation’s current growth rate was putting the economy in danger of overheating. Chinese stocks took a sharp hit from this news, and you may well be wondering at this point how the prospect of a slower-growing China might affect our results there. No one can predict the future, of course, but I think it is important to put the Chinese economic concerns in perspective. By standards of industrialized nations such as the U.S., “fast” growth in China is fast indeed. In the first quarter of 2004, the GDP there grew at an annual rate 9.7%. Slowing this down by two or three percentage points (if that is in fact what the government has in mind) would still leave growth at a still-brisk pace of more than 6%. The consumer jewelry market, the part of the economy that interests us, is also so large already – and we think largely untapped – that we expect to have plenty of room to grow as our retail outlets reach more newly affluent Chinese citizens.

I am not saying that the future is free of storm clouds or that the jewelry business is not intensely competitive. The world economy can take a downward turn with little or no warning – remember the year 2000 – and we’re hardly the only jewelry company to have discovered China or other exciting markets. However, I do think we have honed our “Mine to Market” vertical integration strategy to such a degree that we can compete successfully even in weak conditions, and the markets we target today are anything but weak. Come what may, LJI has never been as well prepared as it is now to ride out rough spots and – which we believe to be more the likely scenario — seize golden opportunities.

Yours truly,

Yu Chuan Yih
Chairman and Chief Executive Officer

If you would like to be added to LJI’s investor email lists, please contact Haris Tajyar with Investor Relations International at htajyar@irintl.com.

About LJ International

LJ International Inc. (LJI) is a publicly-owned company, based in Hong Kong and the U.S., engaged in designing, branding, marketing and distributing a full range of fine

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jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through stores and e-shopping sites. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets. It trades on the NASDAQ National Market under the symbol JADE.

For more information on LJI, please visit the Company’s Web site at http://www.ljintl.com .

Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.

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